Exhibit 99.5

EMPLOYMENT AGREEMENT

This Agreement (this “Agreement”) is made effective as of June 2, 2021 (the “Execution Date”) by and between UNITED BANK, a Virginia state-chartered bank (“United Bank”) and wholly-owned subsidiary of UNITED BANKSHARES, INC., a West Virginia corporation and registered bank holding company (the “Company”), and REX L. SMITH, III (“Executive”). This Agreement shall take effect on the date of the consummation of the Merger referenced below (the “Effective Date”), provided Executive has timely executed and not revoked the Settlement Agreement and Release of Claims attached hereto as Exhibit A. Upon their effectiveness, this Agreement and the Settlement Agreement and Release of Claims shall constitute the entire agreement between the parties hereto and supersede all prior agreements, any understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof, specifically including the Change in Control Employment Agreement by and between Essex Bank, a Virginia banking corporation (“Essex Bank”), a wholly owned subsidiary of Community Bankers Trust Corporation, a Virginia corporation (“CBTC”) and Executive dated October 16, 2016 (the “Prior CIC Employment Agreement”). If the Merger does not occur, or if Executive fails to timely execute or revokes the Settlement Agreement and Release of Claims, this Agreement shall be null and void ab initio.

WHEREAS, as of the date hereof, the Company entered into an Agreement and Plan of Reorganization with CBTC, pursuant to which CBTC will merge with and into the Company so that the Company is the surviving corporation (the “Merger”);

WHEREAS, following the consummation of the Merger, Essex Bank will merge with and into United Bank, so that United Bank is the surviving bank (the “Bank Merger”);

WHEREAS, Executive presently serves as President and Chief Executive Officer of CBTC and will continue to do so until the Effective Date;

WHEREAS, Executive has significant and valuable institutional knowledge of CBTC’s business, customers, and employees, and upon consummation of the Merger, United Bank desires for Executive to serve United Bank on the terms and conditions hereinafter set forth;

WHEREAS, Executive desires to accept such engagement, upon consummation of the Merger, on the terms and conditions provided herein; and

WHEREAS, the payments and other benefits provided under this Agreement are specifically conditioned upon Executive entering into the Settlement Agreement and Release of Claims attached hereto as Exhibit A and shall be paid at the times described herein provided that Executive’s Settlement Agreement and Release of Claims is effective at such time (signed, returned, and the revocation period has expired).

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.	POSITION AND RESPONSIBILITIES

During the period of his employment hereunder, Executive agrees to serve in the position Regional President, Region of United Bank for the legacy Essex Bank locations in Virginia, at his current office location, (the “Executive Position”). Executive accepts such employment and agrees to perform the managerial duties and responsibilities consistent with the Executive Position, and such other duties as may be assigned to Executive by United Bank, or its designees. Executive agrees to devote the necessary time and attention on a full-time basis to the discharge of such duties and responsibilities relating to the Executive Position.

2.	TERM

(a)    The period of Executive’s employment under this Agreement shall begin as of the Effective Date and shall continue for a period of three (3) years thereafter (the “Term”), and during such Term, Executive shall perform the normal and customary duties associated with the Executive Position set forth in Section 1. For avoidance of doubt, the Term shall consist of three (3) consecutive periods of three hundred and sixty-five days (365) each, beginning on the Effective Date, plus any leap days, if any, that fall within the Term.

(b)    The parties shall, on or before March 15, 2024, meet and confer on whether it would be in the parties mutual best interest for Executive to continue employment with United Bank after the Term has been completed on terms that are mutually agreeable to the parties.

3.	COMPENSATION AND REIMBURSEMENT

(a)    Base Salary. The compensation specified under this Agreement shall constitute the salary and benefits paid for the duties described in Section 1. United Bank shall pay Executive as compensation a salary of not less than Three Hundred Fifty Thousand Dollars ($350,000) per year (“Base Salary”) for the performance of his duties in the Executive Position specified in Section 1 hereof, payable in installments in accordance with United Bank’s normal payroll practices and subject to all applicable withholdings, and subject to periodic increases by United Bank’s board of directors (the “Board”) or the Board’s Compensation Committee (the “Compensation Committee”) or designees, for consideration of increases. In reviewing whether to make any increase to base salary, the Board or the Compensation Committee or designees, shall consider relevant market data, as determined in its sole discretion, the performance of United Bank, and Executive’s performance. The Base Salary shall be paid to Executive in accordance with established payroll practices of United Bank (but no less frequently than monthly).

(b)    Incentive Pay. In addition to the Base Salary herein provided for, Executive shall be entitled to receive incentive compensation from United Bank in accordance with the annual cash bonus program for regional presidents of United Bank, as adopted by the Board, subject to recommendations and approvals from Senior Management and the Compensation Committee, and such incentive compensation if not deferred by Executive pursuant to any deferral election which may be available to Executive under any plan adopted by United Bank (if any), shall be paid with respect to services rendered by Executive in any year no later than the 15th day of the third month of the following year. Notwithstanding the foregoing, United Bank and Executive agree that Executive has not received and is not entitled to receive any payment of annual cash bonus for regional presidents of United Bank during the calendar year 2021, but shall be entitled to receive incentive compensation in accordance with the annual cash bonus program for regional presidents of United Bank beginning with services provided in 2021 after the Effective Date in the amount of Seventy-Four Thousand Two Hundred Fifty Dollars ($74,250) multiplied by a fraction, the numerator of which is the number of days in 2021 after the Effective Date that Executive is continuously employed with United Bank, and the denominator of which is Three Hundred and Sixty-five (365), with payment of such bonus pay no later than the fifteenth day of the third month of 2022, or the date of Separation from Service of Executive, for any reason or no reason, whichever is earlier. For services provided for any period on or after January 1, 2022 but during the Term, with respect to United Bank’s annual cash bonus program for regional presidents of United Bank, the award shall be Seventy-Four Thousand Two Hundred Fifty Dollars ($74,250) for a full calendar year of services, or a pro-rata portion of such amount for services rendered during less than a full calendar year, with payment of such bonus pay, if any, no later than the fifteenth day of the third month of the following calendar year, or the date of Separation from Service of Executive, for any reason or no reason, whichever is earlier. Entitlement to any Incentive Pay hereunder shall vest at the end of the applicable calendar year and, as such, Executive need not be employed on the date that the Incentive Pay is made.

(c)    Stock Compensation. Executive shall be eligible to participate to the extent and in the manner provided and to receive stock options, restricted stock, stock appreciation rights or other awards under the 2016 Long-Term Incentive Plan, or any successor or replacement plan, in accordance with the terms of such plan, as the Board or the Compensation Committee may determine with respect to regional presidents of United Bank, and which terms may be modified in the discretion of the Board or the Compensation Committee. Notwithstanding the foregoing, United Bank and Executive agree Executive is not eligible to receive such stock options, restricted stock, stock appreciation rights or other awards in 2022, based upon services rendered in 2021, and shall only be eligible to receive stock options, restricted stock, stock appreciation rights or other awards under the 2016 Long-Term Incentive Plan, or any successor or replacement plan, for services rendered on or after January 1, 2022, in accordance with the terms of such plan, as the Board or the Compensation Committee may determine, and which terms may be modified in the discretion of the Board.

(d)    Retention Bonus. Executive shall be entitled to receive a Retention Bonus from United Bank and shall be paid with respect to services rendered by Executive in any year no later than January 2 of the following year. For services provided in 2021 after the Effective Date, said Retention Bonus shall equal the amount of One Hundred Thousand Dollars ($100,000) multiplied by a fraction, the numerator of which is the number of days in 2021 after the Effective Date that Executive is continuously employed with United Bank, and the denominator of which is Three Hundred and Sixty-five (365), with payment of such Retention Bonus on January 2, 2022, or the date of Separation from Service of Executive, for any reason or no reason, whichever is earlier. For services provided on or after January 1, 2022 but during the Term, the Retention Bonus shall be One Hundred Thousand Dollars ($100,000) for each full calendar year of services, or a pro-rata portion of such amount for services rendered during less than a full calendar year, with payment of such Retention Bonus on January 2 of the following calendar year, or the date of Separation from Service of Executive, for any reason or no reason, whichever is earlier; provided, however, that the aggregate Retention Bonus paid under this Section 3(d) shall not exceed Three Hundred Thousand Dollars ($300,000).

(e)    Fringe Benefits. United Bank shall afford to Executive the benefit of all fringe benefits afforded to other regional presidents of United Bank, such as participation in the United Bankshares, Inc. Savings and Stock Investment Plan, life insurance, health and accident insurance benefits, subject to the terms, conditions, and eligibility requirements of such plans, and on a basis that is the same as other regional presidents of United Bank. Executive understands that such fringe benefits may be changed or eliminated by United Bank in its sole discretion. In addition, during the Term, United Bank agrees to reimburse Executive for up to Four Thousand Nine Hundred Sixteen Dollars ($4,916) per one-year period for long-term care insurance premiums.

(f)    Automobile. Executive shall have continued use of a company-owned car and shall receive reimbursement for the reasonable business costs (such as gas, taxes, maintenance and insurance) of such business use of the company-owned car, all under United Bank’s policy for use of company cars as then in effect.

(g)    Business Expenses. United Bank shall reimburse Executive for all reasonable expenses incurred by Executive in carrying out his duties and responsibilities, provided such expense is incurred by Executive during the Term of this Agreement and prior to Separation from Service.

(h)    Vacation. During the Term, Executive is entitled to vacation days in accordance with United Bank’s vacation policy with respect to regional presidents of United Bank.

(i)    Special Provision Respecting Health and Dental Coverage. Notwithstanding:

(A) the expiration of the Term as set forth in Section 2 if Executive remains continuously employed to such expiration of this Agreement, or

(B) the termination of this Agreement due to any Separation from Service of Executive during the Term, for any reason or no reason, including death,

for the period beginning at the Effective Date, and continuing until the date which is five years after the Effective Date (the “Five Year Period”) for each month of the Five Year Period during which Executive is not an employee of United Bank eligible for health and dental coverage afforded to other regional presidents of United Bank, United Bank shall pay to Executive, or his estate, as the case may be, on the first day of such month, (subject to Section 21) a cash payment equal to the monthly cost for continued health care (medical and dental) coverage, that Executive and his spouse (who are then living) are paying, or if they are not eligible to pay for continued health and dental coverage, then as they would have paid if eligible, under the current or any successor health plan provided by United Bank to its employees, provided that such monthly payment shall cease at the earlier of (1) the end of the Five Year Period or (2) the first day of a calendar month on or after the date on which Executive obtains medical and dental coverage with any subsequent employer. The provisions of this Section 3(i) shall survive the termination or expiration of this Agreement.

(j)    Performance Driven Deferred Compensation Agreement. United Bank acknowledges and agrees that as of the Effective Date, United Bank or other affiliate, has assumed the obligations of that certain Performance Driven Deferred Compensation Agreement, by and between Essex Bank and Executive dated October 16, 2016, and United Bank or such affiliate, as the case may be, agrees to comply with its obligations to Executive thereunder as set forth therein.

4.	PAYMENTS TO EXECUTIVE UPON AN EVENT OF TERMINATION

The provisions of this Section shall in all respects be subject to the terms and conditions stated in Sections 5, 8, and 21.

(a)    The provisions of this Section shall apply upon the occurrence of an Event of Termination (as herein defined) during Executive’s Term of employment under this Agreement. As used in this Agreement, an “Event of Termination” shall mean and include any one or more of the following:

(i)    the termination by United Bank of Executive’s full-time employment hereunder for any reason other than (A) Disability, as defined in Section 6 hereof, or (B) Termination for Cause as defined in Section 7 hereof; or

(ii)    Executive’s written notice of resignation from the United Bank’s employ, only upon any:

(A)    failure to elect or reelect or to appoint or reappoint Executive to the Executive Position as set forth in Section 1 during the Term of this Agreement,

(B)    material reduction in the Base Salary to Executive from that being provided as of the Effective Date,

(C)    liquidation or dissolution of the Company or United Bank other than liquidations or dissolutions that are caused by reorganizations that do not affect the status of Executive, or

(D)    any other material breach of this Agreement by United Bank.

(b)    Upon the occurrence of any event described in clauses (ii) (A), (B), (C) or (D) of this Section 4(a), Executive shall have the right to elect to terminate his employment under this Agreement by resignation upon sixty (60) days’ prior written notice, which notice must be given by Executive within a reasonable period of time (not to exceed four calendar months) after the occurrence of such event. Notwithstanding the preceding sentence, in the event of a continuing breach of this Agreement by United Bank, Executive, after giving due notice specified above, shall not waive any of his rights under this Agreement and this Section 4 by virtue of the fact that Executive has submitted his resignation but has remained in the employment of United Bank and is engaged in good faith discussions to resolve any occurrence of an event described in clauses (ii) (A), (B), (C) or (D) of this Section 4(a).

(c)    Upon the occurrence of an Event of Termination, on the Date of Termination, as defined in Section 8, United Bank shall pay Executive, or, in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be, as severance pay or liquidated damages, or both, a sum equal to the Base Salary payments due for the remaining Term of this Agreement (the “Severance”). Said Severance, if any, shall be in addition to any unpaid incentive bonus pay and/or Retention Bonus that would have been paid had the Executive completed the Term, which shall be paid on the date of Separation from Service as provided under Sections 3(b) and 3(d) respectively. Upon the occurrence of an Event of Termination, any Severance payments shall be made in a lump sum within forty-five (45) days after the Date of Termination, and only if Executive signs and delivers to United Bank a settlement agreement and release, in a form satisfactory to United Bank or, if the parties are unable to agree to the form of agreement and release terms, in a form that is materially similar to that included in paragraph 5 of Exhibit A, and said release is timely delivered and becomes irrevocable within forty-five (45) days of the Date of Termination. If said release is not timely delivered and allowed to become irrevocable within forty-five (45) days of the Date of Termination, Executive shall forfeit the Severance and United Bank shall have no obligation to pay any Severance to Executive. In the event that Code Section 409A applies and Executive is a “specified employee” within the meaning of Treasury Regulations §1.409A-1(i), such Severance payments shall be made in a lump sum on the first day of the seventh month following Executive’s Date of Termination. Such payment(s) shall not be reduced in the event Executive obtains other employment following termination of employment.

(d)    For purposes of Section 4, an “Event of Termination” and “voluntary termination of employment” as used herein shall mean “Separation from Service” as defined in Code Section 409A and the Treasury Regulations promulgated thereunder.

5.	NO EXCESS PARACHUTE PAYMENT

Notwithstanding any provision of this Agreement, or any other agreements between the Executive and United Bank to the contrary, in the event it is determined that any payment, (including but not limited to any payment under Exhibit A) benefit, vesting or distribution to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to this Agreement or otherwise) (a “Payment”) would, but for this Section 5, be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the “Excise Tax”), as determined by the independent accountants serving as auditors for the Company and/or United Bank, then the Payments shall be reduced to one dollar less than the maximum amount which may be paid without causing any of the Payments to be subject to the Excise Tax. The determination made as to the reduction of benefits or payments required hereunder by the independent accountants shall be binding on the parties. Any reduction of benefits or payments required to be made under this Section 5 shall be taken in the following order: first from cash compensation, on a pro rata basis; and then from stock compensation, on a pro rata basis.

6.	TERMINATION UPON DISABILITY OR DEATH

(a)    Termination by United Bank of Executive’s employment based on “Disability” shall mean Executive is: (i) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for a continuous period of not less than 12 months; (ii) by reason of any medically determinable physical or mental impairment that can be expected to result in death, or last for continuous period of not less than twelve (12) months, Executive is receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of United Bank; or (iii) Executive is determined to be totally disabled by the Social Security Administration. In the event of such Disability, Executive’s obligation to perform services under this Agreement will terminate. In the event of such termination based on Disability, Executive shall receive the benefits provided under any disability program sponsored by United Bank and for which Executive is eligible and other than (i) said disability benefits, (ii) any unpaid incentive bonus pay and/or Retention Bonus that would have been paid had the Executive completed the Term, which shall be paid on the date of Separation from Service as provided under Sections 3(b) and 3(d) respectively, and (iii) any obligations of the United Bank under Section 3(i), if any, United Bank shall have no further obligations to Executive under this Agreement.

(b)    Executive’s employment under this Agreement shall terminate automatically upon Executive’s death. In the event of such termination based on Executive’s death, Executive’s estate shall receive, in addition to any death benefits provided under any insurance or other program sponsored by United Bank, (i) any unpaid incentive bonus pay and/or Retention Bonus that would have been paid had the Executive completed the Term, which shall be paid on the date of Separation from Service as provided under Sections 3(b) and 3(d) respectively, and (ii) any obligations of the United Bank under Section 3(i).

7.	TERMINATION FOR CAUSE

The term “Termination for Cause” shall mean termination because of Executive’s willful misconduct, any breach of fiduciary duty owed to United Bank involving personal profit, intentional and repeated failure to perform established duties, or material breach of any provision of this Agreement. For purposes of this paragraph, no act or failure to act on the part of Executive shall be considered “willful” unless done, or omitted to be done, by Executive not in good faith and without objectively reasonable belief that Executive’s action or omission was in the best interest of United Bank. Notwithstanding the foregoing, Executive shall not be deemed to have been Terminated for Cause unless and until there shall have been delivered to him a Notice of Deficiency, as specified in Section 8 hereof, and Executive does not cure such deficiency within 30 days. If Executive does not cure such deficiency described in the Notice of Deficiency within 30 days, a Notice of Termination may be issued pursuant to a resolution, duly adopted by the affirmative vote of not less than a majority of the members of the Board, at a meeting of the Board called and held for that purpose (after reasonable notice, in writing, to Executive), finding that in the good faith opinion of the Board, Executive was guilty of conduct justifying Termination for Cause, and that such conduct was not cured by Executive, and specifying the particulars thereof in detail. In the event of Termination for Cause, Executive shall be immediately suspended from the performance of his duties hereunder. Executive shall not have the right to receive compensation or other benefits for any period after Termination for Cause, except as provided in Section 8(c) hereof.

8.	NOTICE

(a)    Any purported termination by United Bank or by Executive shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated.

(b)    “Date of Termination” shall mean (A) if Executive’s employment is terminated for Disability, thirty (30) days after a Notice of Termination is given (provided that he shall not have returned to the performance of his duties on a full-time basis during such thirty (30) day period), or (B) if his employment is terminated for any other reason, the date specified in the Notice of Termination.

(c)    If, within thirty (30) days after any Notice of Termination for Cause is given, Executive notifies United Bank that a dispute exists concerning the termination, Executive shall be entitled to an opportunity, together with counsel, to a hearing before the Board within thirty (30) days of notifying the Board of such dispute. Any adverse determination by the Board following such hearing may be submitted by Executive to binding arbitration pursuant to Section 19 hereof. In the event that it is determined by the Board or pursuant to arbitration that Termination for Cause did not exist or such dispute is otherwise decided in Executive’s favor, Executive shall be entitled to receive all compensation and benefits accruing between the Date of Termination and the date that the decision in Executive’s favor becomes final, with interest at the prime rate on such cash payments that should have been made during such period, and Executive shall be reinstated to his position and duties hereunder.

(d)    All written notices required by this Agreement shall be deemed given when delivered personally or sent by registered or certified mail, return receipt requested, to the parties at their addresses set forth on the signature page of this Agreement. Each party may, from time to time, designate in writing a different address to which notices should be sent.

9.	POST-TERMINATION OBLIGATIONS

(a)    All payments and benefits to Executive under this Agreement shall be subject to Executive’s compliance with paragraph (b) of this Section 9 during the Term of this Agreement and for one (1) full year after the expiration or termination hereof.

(b)    Executive shall, upon reasonable notice, furnish such information and assistance to United Bank as may reasonably be required by United Bank in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become, a party, except for litigation between United Bank and Executive.

10.	COVENANTS NOT TO COMPETE, NON-PIRACY, NON-SOLICITATION

(a)    Non-Compete. Executive hereby covenants and agrees that for a period of one (1) year after his employment with United Bank ceases for any reason, he shall not, without the written consent of the Board, become an officer, employee, consultant, director, independent contractor, agent, sole proprietor, partner or trustee of any bank or bank holding company, savings bank, savings and loan association, savings and loan holding company, any mortgage or loan broker or any other entity competing with United Bank or its affiliates if such position entails working within (or providing services within) a thirty (30) mile radius of United Bank’s main office.

(b)    Non-Piracy. In exchange for the benefits promised in this Agreement and other valuable consideration, the Executive agrees that for a period equal to one (1) year after his employment with United Bank ceases for any reason, he will not, directly or indirectly, solicit, divert from United Bank or its affiliates or do business with any depositors or other Customers of United Bank or its affiliates with whom he had Material Contact during the last twenty-four (24) months of his employment or about whom he obtained any information while acting within the scope of his employment during the last twenty-four (24) months of employment, if the purpose of such solicitation, diversion or transaction is to provide products or services that are the same as or substantially similar to those offered by United Bank or its affiliates at the time Executive’s employment ceases. “Material Contact” means that Executive personally communicated with the Customer, either orally or in writing, for the purpose of providing, offering to provide or assisting in providing products or services of United Bank or its affiliates. “Customer” means any person or entity with whom United Bank or its affiliates had a depository or other contractual relationship, pursuant to which United Bank or its affiliates provided products or services within twenty-four (24) months of the cessation of Executive’s employment.

(c)    Non-Solicitation for Hire. In exchange for the benefits promised in this Agreement and other valuable consideration, the Executive agrees that for a period of one (1) year after his employment with United Bank ceases for any reason, he will not, directly or indirectly, hire or solicit for hire or induce any person to cease their employment with United Bank or its affiliates.

(d)    Limitation. Executive acknowledges and agrees that nothing in this Section 10 would prevent Executive from working in any role or engaging in any job or activity that can reasonably be construed to be non-competitive with United Bank or its affiliates.

(e)    Remedies. Executive acknowledges that the covenants set forth in Section 10 of this Agreement are just, reasonable, and necessary to protect the legitimate business interests of United Bank. Executive further acknowledges that if Executive breaches or threatens to breach any provision of Section 10, United Bank’s remedies at law will be inadequate, and United Bank will be irreparably harmed. Accordingly, United Bank shall be entitled to a temporary restraining order and/or an injunction, both preliminary and permanent, restraining Executive from such breach or threatened breach, such injunctive relief not to preclude United Bank from pursuing all available legal and equitable remedies. In addition to all other available remedies, if Executive violates any of the provisions of Section 10, Executive shall pay all reasonable costs and reasonable attorney’s fees incurred by United Bank in enforcing the provisions of that Section.

(f)    Breach Does Not Excuse Performance. Executive agrees that a breach by United Bank of any provision of this Agreement shall not excuse his obligation to adhere to the covenants in Section 10 and shall not constitute a defense to the enforcement thereof by United Bank.

(g)    Consideration. Executive acknowledges and agrees that a portion of the compensation and benefits provided by United Bank to Executive under this Agreement were specifically offered by United Bank in consideration of Executive’s agreement to the provisions of this Section 10.

11.	CONFIDENTIALITY

As an employee of United Bank, Executive will have access to and may participate in the origination of non-public, proprietary and confidential information relating to United Bank and/or its affiliates, and Executive acknowledges a fiduciary duty owed to United Bank and its affiliates not to disclose impermissibly any such information. Confidential information may include, but is not limited to, trade secrets, customer lists and information, internal corporate planning, methods of marketing and operation, and other data or information of or concerning United Bank or its affiliates or any of their customers that is not generally known to the public or generally in the banking industry. The Executive agrees that for a period of five (5) years following the cessation of his employment, he will not use or disclose to any third party any such confidential information, either directly or indirectly, except as may be authorized in writing specifically by United Bank; provided, however that to the extent the information covered by this Section 11 is otherwise protected by the law, such as “trade secrets”, as defined by the applicable law, or customer information protected by banking privacy laws, that information shall not be disclosed or used for however long the legal protections applicable to such information remain in effect.

Notwithstanding the foregoing, nothing in this Agreement is intended to prohibit Executive from performing any duty or obligation that shall arise as a matter of law. Specifically, Executive shall continue to be under a duty to truthfully respond to any legal and valid subpoena or other legal process. This Agreement is not intended in any way to proscribe Executive’s right and ability to provide information to any federal, state or local agency in response or adherence to the lawful exercise of such agency’s authority. In the event Executive is requested to disclose confidential information by subpoena or other legal process or lawful exercise of authority, Executive shall promptly provide United Bank with written notice of the same and either receive approval from United Bank to make the disclosure or cooperate with United Bank in United Bank’s effort, at its sole expense, to avoid disclosure.

Pursuant to the Defend Trade Secrets Act, Executive acknowledges that individuals, including Executive, shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. Executive acknowledges that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order. Nothing in this agreement prohibits Executive from reporting suspected illegal activity to the government, including disclosure of trade secrets and confidential information to governmental agencies for purposes of participating in or assisting with an investigation conducted or managed by such agencies. Executive further understands that in the event that disclosure of United Bank’s trade secrets was not done in good faith pursuant to this section, then he may be subject to substantial damages, including punitive damages and attorneys’ fees.

All documents, records, tapes and other media of any kind or description relating to the business of United Bank or any of its subsidiaries (the “Documents”), whether or not prepared by the Executive, shall be the sole and exclusive property of United Bank. The Documents (and any copies) shall be returned to United Bank upon Executive’s termination of employment for any reason or at such earlier time or times as the Board, or its designee, may specify.

12.	EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS

This Agreement contains the entire understanding between the parties hereto and supersedes any prior change in control employment agreement or other employment agreement between United Bank or any predecessor of United Bank or any predecessor of the Company and Executive, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to Executive of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that Executive is subject to receiving fewer benefits than those available to him without reference to this Agreement.

13.	SOURCE OF PAYMENTS

(a)    All payments provided in this Agreement shall be timely paid in cash, by check, or by direct deposit from the general funds of United Bank.

(b)    Notwithstanding any provision herein to the contrary, to the extent that payments and benefits, as provided by this Agreement, are paid to or received by Executive from United Bank’s subsidiaries for services actually rendered, such compensation, payments and benefits paid by such subsidiaries will be subtracted from any amount due Executive from United Bank under this Agreement.

14.	NO ATTACHMENT

Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to affect any such action shall be null, void, and of no effect.

15.	MODIFICATION AND WAIVER

(a)    This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b)    No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

16.	SEVERABILITY

If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extent consistent with law continue in full force and effect.

The parties expressly agree that should a court find any provision of this Agreement, or part thereof, to be unenforceable or unreasonable, the court may modify the provision, or part thereof, in a manner which renders that provision reasonable and enforceable.

This Agreement is the product of informed negotiations between the Executive and United Bank. If any part of this Agreement is deemed to be unclear or ambiguous, it shall be construed as if it were drafted jointly by all parties and shall not be construed against any of the parties. The Executive and United Bank agree that neither party was in a superior bargaining position regarding the substantive terms of this Agreement.

17.	HEADINGS FOR REFERENCE ONLY

The headings of sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

18.	GOVERNING LAW

This Agreement shall be governed by the laws of the Commonwealth of Virginia but only to the extent not superseded by federal law.

19.	ARBITRATION

Any dispute or controversy arising under or in connection with this Agreement, including the arbitrability of the dispute or controversy, shall be settled exclusively by individual arbitration, conducted before a panel of three arbitrators sitting in a location mutually agreed upon by United Bank and Executive that is within twenty-five (25) miles from the location of United Bank’s main office, in accordance with the employment rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction; provided, however, that Executive shall be entitled to seek specific performance of his right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

20.	SUCCESSOR TO UNITED BANK

United Bank shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of United Bank, expressly and unconditionally to assume and agree to perform United Bank’s obligations under this Agreement, in the same manner and to the same extent that United Bank would be required to perform if no such succession or assignment had taken place.

21.	CODE SECTION 409A COMPLIANCE

(a)    The intent of the parties is that payments and benefits under this Agreement comply with Section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance thereunder (“Code Section 409A”) or comply with an exemption from the application of Code Section 409A and, accordingly, all provisions of this Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A.

(b)    Neither the Executive nor United Bank shall take any action to accelerate or delay the payment of any monies and/or provision of any benefits in any matter which would not be in compliance with Code Section 409A.

(c)    A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the form or timing of payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Agreement under which (and to the extent) deferred compensation subject to Code Section 409A is paid, references to a “termination” or “termination of employment” or like references shall mean separation from service. If the Executive is deemed on the date of separation from service with United Bank to be a “specified employee,” within the meaning of that term under Code Section 409A(a)(2)(B) and using the identification methodology selected by United Bank or the Company from time to time, or if none, the default methodology, then with regard to any payment or benefit that is required to be delayed in compliance with Code Section 409A(a)(2)(B), such payment or benefit shall not be made or provided prior to the earlier of (i) the first day of the seventh month after the date of the Executive’s separation from service or (ii) the date of the Executive’s death. On the first day of the seventh month following the date of the Executive’s separation from service or, if earlier, on the date of Executive’s death, all payments delayed pursuant to this Section 21(c) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to Executive in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

(d)    With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits subject to Code Section 409A, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section 105(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect. All reimbursements shall be reimbursed in accordance with United Bank’s reimbursement policies but in no event later than the calendar year following the calendar year in which the related expense is incurred.

(e)    If under this Agreement, an amount is to be paid in two or more installments, for purposes of Code Section 409A, each installment shall be treated as a separate payment. In the event any payment payable upon termination of employment would be exempt from Code Section 409A under Treas. Reg. § 1.409A-1(b)(9)(iii) but for the amount of such payment, the determination of the payments to Executive that are exempt under such provision shall be made by applying the exemption to payments based on chronological order beginning with the payments paid closest in time on or after such termination of employment.

(f)    When, if ever, a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within ten (10) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of United Bank.

(g)    Notwithstanding any of the provisions of this Agreement, United Bank shall not be liable to the Executive if any payment or benefit which is to be provided pursuant to this Agreement and which is considered deferred compensation subject to Code Section 409A otherwise fails to comply with, or be exempt from, the requirements of Code Section 409A.

22.	REGULATORY LIMITATION

Notwithstanding any other provision of this Agreement, neither United Bank nor any subsidiary shall be obligated to make, and Executive shall have no right to receive, any payment, benefit or amount under this Agreement that would violate any law, regulation or regulatory order applicable to United Bank or the subsidiary at the time such payment is due, including without limitation, any regulation or order of the Federal Deposit Insurance Corporation or the Board of Governors of the Federal Reserve System. In the event any payment, benefit or amount under this Agreement may be payable with regulatory approval, United Bank agrees to take all reasonable steps to obtain such regulatory approval.

23.	COVENANTS INDEPENDENT; SURVIVAL

The covenants, agreements, representations, and warranties of Executive contained in this Agreement are in addition to the covenants, agreements, representations and warranties of Executive contained in any other agreement or document in favor of United Bank and any parent, subsidiary, or affiliate thereof, and this Agreement will in no way affect or be affected by the scope or continuing validity of any such covenant, agreement, representation or warranty of Executive.

Executive’s obligations under Sections 9, 10 and 11 will survive the end of Executive’s employment with United Bank and/or the termination of this Agreement.

24.	SUCCESSORS AND ASSIGNS

The rights and obligations of this Agreement shall bind and inure to the benefit of the surviving entity in any merger or consolidation in which United Bank is a party, or any assignee of all or substantially all of United Bank’s business and properties. Executive’s rights and obligations under this Agreement may not be assigned by him, except that his right to receive accrued but unpaid compensation, unreimbursed expenses and other rights, if any, provided under this Agreement which survive termination of this Agreement, shall pass after death to the personal representatives of his estate.

[Signature page follows this page.]

IN WITNESS WHEREOF, United Bank has caused this Agreement to be executed by their duly authorized officers, and Executive has signed this Agreement, on the day and date first above written.

UNITED BANK:

By:	/s/ Richard M. Adams, Jr.
Name:	Richard M. Adams, Jr.
Title:	Vice Chairman

Address:	11185 Main Street
Fairfax, Virginia 22030

EXECUTIVE:

/s/ Rex L. Smith, III
REX L. SMITH, III

Address:	11801 Rutgers Drive
Richmond, Virginia 23233

Signature Page to Employment Agreement

EXHIBIT A

SETTLEMENT AGREEMENT AND RELEASE OF CLAIMS

This Settlement Agreement and Release of Claims (this “Agreement”) is made and entered into by and between Rex L. Smith, III (“Employee”) and United Bank, a Virginia state-chartered bank (“United Bank”), as well as any affiliated or related entities, subsidiaries, or divisions, and the shareholders, directors, officers, employees, and agents thereof (collectively referred to as “Employer”). The term “Employer” also includes United Bank (defined below), its affiliated or related entities, subsidiaries, or divisions, and the shareholders, directors, officers, employees, and agents thereof.

THE PARTIES acknowledge the following:

WHEREAS, on June 2, 2021, United Bankshares, Inc., the parent company of United Bank, (the “Company”) entered into an Agreement and Plan of Reorganization with Community Bankers Trust Corporation (“CBTC”), a Virginia corporation, the parent company of Essex Bank, a Virginia banking corporation (“Essex Bank”) pursuant to which Essex Bank will merge with and into United Bank so that United Bank is the surviving bank (the “Merger”);

WHEREAS, Employee was employed by CBTC until the Merger was effective and was a party to that certain Change in Control Employment Agreement by and between Essex Bank and the Employee dated October 14, 2016 (the “Prior CIC Employment Agreement”). His employment with United Bank continued following the Merger effective date (the “Effective Date”) pursuant to the terms of the employment agreement between the Employee and United Bank providing for such continued employment as of the Effective Date (the “Employment Agreement”);

WHEREAS, the Merger constitutes a change in control for purposes of Section 13 of the Prior CIC Employment Agreement; and

WHEREAS, Employee desires to receive pay and benefits provided pursuant to this Agreement, and Employer is willing to provide this pay and benefits to Employee on the condition that Employee enters into this Agreement.

THEREFORE, in consideration of the mutual agreements and promises set forth within this Agreement, the receipt and sufficiency of which are hereby acknowledged, Employee and Employer agree as follows:

1.	DEFINITION OF EMPLOYEE

Unless the context plainly requires otherwise, the term “Employee” includes the Employee executing this Agreement, as well as the Employee’s agents, attorneys, spouse, heirs, dependents, executors, administrator, guarantees, successors and assigns.

2.	CHANGE IN CONTROL PAYMENTS

(a)    Change in Control Payment. In consideration of Employee’s agreements and promises set forth below, and in full and complete satisfaction of the Employer’s obligations under the Prior CIC Employment Agreement, Employer shall pay a lump sum cash amount of One Million Six Hundred Thousand Dollars ($1,629,040.40), less deductions and withholdings required by law or specifically agreed to by the Parties, to Employee on the [____ day following the Effective Date], provided (x) Employee has executed and not revoked this Agreement, and (y) Employee remained employed through the Effective Date. [Employee acknowledges that this amount payable pursuant to Section 5 of the Prior CIC Employment Agreement has been reduced to avoid excise tax liability under Section 4999 of the Internal Revenue Code and Employee agrees to such reduction.]

(b)    Effect of Change in Control Payments. Employee agrees that the above payment does not constitute compensation for purposes of calculating the amount of any benefits Employee may be entitled to under the terms of any pension or other benefit plan of Employer, or for the purpose of accruing any benefit, receiving any allocation of any contribution, or having the right to defer any income in any employee pension or benefit plan.

3.	LEGAL OBLIGATIONS

Except as otherwise provided herein, Employee shall be solely responsible for any and all federal and state tax liability or consequences (including, but not limited to, taxes, contributions, withholdings, fines, penalties, and interest) which could arise as a result of the change in control payments to Employee pursuant to this Agreement.

4.	NO ADMISSION OF LIABILITY

By entering into this Agreement, Employer does not admit any wrongdoing or that it has breached any obligation with respect to Employee’s employment.

5.	RELEASE AND COVENANT NOT TO SUE

(a)    In exchange for Employer’s agreement to provide the above-referenced change in control payment, Employee releases and discharges Employer from any and all claims, demands, and liabilities that Employee has ever had or now may have against Employer or Employer’s officers, directors, or employees, both known and unknown, including, but not limited to, any and all claims, demands, and liabilities based on Employee’s employment with Employer through the date of this Agreement. Further, Employee promises not to file or consent to the filing of any lawsuit, complaint, or action against Employer, or Employer’s officers, directors, or employees arising out of or in any way related to his employment with Employer through the date of this Agreement.

This release and covenant not to sue includes, but is not limited to, a release of any and all rights or claims Employee may have in any way related to his employment with Employer through the date of this Agreement under any federal, state, or local laws, ordinances, or regulations including, but not limited to: any claims of age discrimination under the Age Discrimination in Employment Act of 1967; claims under Title VII of the Civil Rights Act of 1964; Section 1981 of

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the Civil Rights Act of 1866; the Americans with Disabilities Act of 1990, the Civil Rights Act of 1991; the Family and Medical Leave Act of 1993; the Employee Retirement Income Security Act (ERISA); the Consolidated Budget Reconciliation Act (COBRA); the Equal Pay Act of 1963; the Pregnancy Discrimination Act; any and all state laws addressing the rights of employees and the payment of wages; and all amendments to these Acts. This release also includes a release of any claims for breach of express or implied contract, intentional or negligent infliction of emotional distress, libel, slander, as well as any other claims, whether in tort, contract or equity, under state or federal statutory or common law. Employee further agrees that in the event that any person or entity should file a lawsuit, complaint, or action on Employee’s behalf, Employee hereby waives and forfeits any right to recovery under such claims and will exercise every good faith effort to have such claims dismissed.

(b)    Notwithstanding any other provision contained herein, the Employee does not waive any rights or claims (i) under the Employment Agreement, (ii) to any vested benefits, or (iii) that might arise as a result of any conduct that occurs after the date this Agreement is signed by the parties, nor shall this Agreement be interpreted to provide that Employee has entered into any covenant or promise that would be invalid under applicable federal or state law.

6.	NO PRIOR ASSIGNMENT

Employee further warrants and covenants, recognizing that the truth of this warranty and covenant is material to the above consideration having passed, that Employee has not assigned, transferred or conveyed at any time to any individual or entity any alleged rights, claims or causes of action against Employer.

7.	OMITTED

8.	PERFORMANCE

Employer’s obligation to perform under this Agreement is conditioned upon Employee’s agreements and promises to Employer as set forth herein. In the event Employee breaches any such agreements or promises or causes any such agreements or promises to be breached, Employer’s obligations to perform under this Agreement shall automatically terminate and Employer shall have no further obligation to Employee.

9.	SUCCESSORS AND ASSIGNS

The rights and obligations of this Agreement shall bind and inure to the benefit of the surviving entity in any merger or consolidation in which the Company or United Bank is a party, or any assignee of all or substantially all of the Company’s or United Bank’s business and properties. Employee’s rights and obligations under this Agreement may not be assigned by him, except that his right to receive accrued but unpaid compensation, unreimbursed expenses and other rights, if any, provided under this Agreement which survive termination of this Agreement, shall pass after death to the personal representatives of his estate.

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10.	GOVERNING LAW AND FORUM SELECTION

This Agreement and all rights hereunder shall be governed by the laws of the Commonwealth of Virginia, except to the extent governed by the laws of the United States of America in which case federal laws shall govern. The parties agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Circuit Court of Fairfax County, Virginia or the United States District Court for the Eastern District of Virginia, Alexandria. The parties consent and waive any objection to the jurisdiction or venue of such courts.

11.	ENTIRE AGREEMENT; MODIFICATION

This Agreement and the Employment Agreement (and any agreements referenced therein), constitute the entire understanding of the parties, and no representation, promise, or inducement not included herein shall be binding upon the parties. Employee affirms that the only consideration for the signing of this Agreement is the terms set forth above and that no other promises or assurances of any kind have been made to Employee by Employer or any other entity or person as an inducement for Employee to sign this Agreement. This Agreement may not be changed orally but only by an agreement in writing signed by the parties or their respective heirs, legal representatives, successors, and assigns.

12.	VALIDITY

The provisions of this Agreement shall be deemed severable and that the invalidity or unenforceability of any section of this Agreement, or any portion or provision thereof, shall not affect the validity or enforceability of the other portions or provisions. Any such provision deemed to be unenforceable shall be stricken and the remaining provisions shall be appropriately limited and given effect to the extent they may be enforceable.

13.	OLDER WORKERS BENEFIT PROTECTION ACT

Employee acknowledges that it is the mutual intent of the parties that the full release contained in this Agreement fully complies with the Older Workers Benefit Protection Act. Accordingly, this Agreement requires, and Employee acknowledges and agrees that: (a) the consideration provided to Employee under this Agreement exceeds the nature and scope of any consideration to which Employee would otherwise have been legally entitled to receive absent Employee’s execution of this Agreement; (b) execution of this Agreement and the full release herein, which specifically includes a waiver of any claims under the Age Discrimination in Employment Act of 1967, is Employee’s knowing and voluntary act; (c) Employee is hereby advised to consult with an attorney prior to executing this Agreement; (d) Employee has twenty-one (21) calendar days within which to consider this Agreement and Employee’s signature on this Agreement prior to the expiration of this twenty-one (21) day period (should Employee choose not to take the full period offered) constitutes an irrevocable waiver of said period or its remainder; (e) in the event Employee signs this Agreement, Employee has another seven (7) calendar days to revoke it by delivering a written notice of revocation to the individual addressee identified in the Notice provision below (Section 14), and this Agreement does not become effective until the

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expiration of this seven-day revocation period; (f) Employee has read and fully understands the terms of this Agreement; and (g) nothing contained in this Agreement purports to release any of Employee’s rights or claims under the Age Discrimination in Employment Act that may arise from acts occurring after the date of the execution of this Agreement.

14.	NOTICE

All communications or notices required or permitted by this Agreement shall be made by Employee to Employer in writing and shall be delivered and addressed as follows:

United Bank

11185 Main Street

Fairfax, Virginia 22030

Attention: _____________________

PLEASE READ THIS AGREEMENT CAREFULLY. IT CONTAINS A RELEASE OF ALL KNOWN AND UNKNOWN CLAIMS.

YOU AGREE THAT YOU RECEIVED VALUABLE CONSIDERATION IN EXCHANGE FOR ENTERING INTO THIS AGREEMENT AND THAT THE EMPLOYER ADVISED YOU IN WRITING TO CONSULT AN ATTORNEY OR SOMEONE YOU TRUST PRIOR TO SIGNING THIS AGREEMENT. YOU PROMISE THAT NO REPRESENTATIONS OR INDUCEMENTS HAVE BEEN MADE TO YOU EXCEPT AS SET FORTH HEREIN, AND THAT YOU HAVE SIGNED THE SAME KNOWINGLY AND VOLUNTARILY.

YOU HAVE BEEN PROVIDED AT LEAST TWENTY-ONE (21) DAYS WITHIN WHICH TO CONSIDER THIS AGREEMENT AND WAIVE AND RELEASE ALL CLAIMS AND RIGHTS INCLUDING, BUT NOT LIMITED TO, THOSE ARISING UNDER THE AGE DISCRIMINATION IN EMPLOYMENT ACT. YOU SHALL HAVE SEVEN (7) DAYS WITHIN WHICH TO REVOKE THIS AGREEMENT AND THIS AGREEMENT SHALL NOT BECOME EFFECTIVE OR ENFORCEABLE UNTIL THAT REVOCATION PERIOD HAS EXPIRED. ANY SUCH REVOCATION MUST BE IN WRITING AND RECEIVED BY THE EMPLOYER, IN ACCORDANCE WITH THE NOTICE PROVISIONS SET FORTH IN SECTION 14 HEREIN, PRIOR TO THE END OF THE REVOCATION PERIOD.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the undersigned have caused this instrument to be executed on the date first above written.

EMPLOYEE:

By:
Date	Name:

EMPLOYER: UNITED BANK

By:
Date	Name:
Title:

Signature Page to Settlement Agreement and Release of Claims

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